October 25, 2005

Mail Stop 4561

David Lott
Chief Executive Officer
Limelight Media Group, Inc.
1300 North Northlake Way
Seattle, WA 98103

      Re:	Limelight Media Group, Inc.
Schedule 14C
File No. 0-29107
October 5, 2005

Dear Mr. Lott:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should make changes in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. On page 11 of your Schedule 14C information statement you incorporate by reference your annual report for the period ending December 31, 2004, filed April 15, 2005 on Form 10-KSB. This report is currently under review. Please note that you may not file your definitive information statement until you have resolved all comments outstanding on your annual report.


2. From page 5 of your information statement, we note that you intend to effect a 20 for 1 reverse stock split. From page 6, we note that this will result in an increase in your available share capital from
1,621,506 to 87,581,075 shares. From page 7 of your quarterly report for the period ending June 30, 2005, filed September 1, 2005 on Form
10-QSB, it appears that you have not yet satisfied obligations under your merger agreement with Impart, Inc. and may still have to issue more than 15 million shares of common stock to Impart shareholders.
Please tell us how you expect to meet your remaining share commitment. To the extent you intend to rely on the effective increase in share capital as a result of your reverse split, please provide the information required by Items 13 and 14 of Schedule 14A.
Refer to Note A to Schedule 14A.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.




      You may contact Geoffrey Ossias at 202-551-3404 or me at 202-
551-3780 with any other questions.


Sincerely,



Elaine Wolff
Branch Chief


cc: 	Edward Normandin (via facsimile, 212-326-0806)
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David Lott
Limelight Media Group, Inc.
October 25, 2005
Page 1